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Lorus Therapeutics Inc.

Media Contact:

    US Investor Relations

Bruce Rowlands

Eliza Walsh / Amy Banek

    Tim Clemensen

Senior Vice President

Mansfield Communications

    Rubenstein Investor Relations

(416) 798-1200 ext. 338

(416) 599-0024 / (212) 370-5045   (212) 843-9337

browlands@lorusthera.com

eliza@mcipr.com

    tim@rir1.com

LORUS RECEIVES PATENT ALLOWANCES TO PROTECT NOVEL ANTICANCER DRUG IN PHASE II CLINICAL TRIALS, GTI-2040

-Patent Protection in Europe and Canada-

TSX:

LOR

AMEX: LRP

TORONTO, CANADA, March 21, 2005 - Lorus Therapeutics Inc., a biopharmaceutical company specializing in the research, development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced that its wholly owned subsidiary GeneSense Technologies Inc. has received notice from the European Patent Office of its intention to grant the GeneSense application for a patent of its novel antisense drug GTI-2040.

Lorus also announced that GeneSense has received a patent issued by the Canadian Patent Office for GTI-2040.

 Currently, development of GTI-2040 is being supported under a Clinical Trials Agreement with the United States National Cancer Institute (NCI).  Given the potential for GTI-2040 to improve the efficacy of a number of chemotherapies, for a range of indications, clinical trials conducted under the NCI-CTEP program involve combination therapy against non-small cell lung cancer, breast cancer, colorectal cancer, acute myeloid leukemia, prostate cancer and a variety of solid tumors.

Promising phase II interim clinical data arising from GTI-2040 in combination therapy for the treatment of renal cell carcinoma has provided evidence of disease stabilizations, tumor reductions and a favourable safety profile.  Patients in this phase II clinical study had previously failed or were ineligible for standard therapies, and were representative of a population with very poor prognostic outcome.

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The Canadian patent and European patent allowance follows patents issued by the United States Patent Office and the Singapore, Australian and New Zealand Patent Offices.  The patent application for this antisense drug has been filed in numerous additional international jurisdictions.

"These patents contribute to our strong global intellectual property portfolio, an important part of our strategy for creating shareholder value in our company," said Dr. Wright, CEO of Lorus Therapeutics

About GTI-2040

GTI-2040 is an antisense drug that specifically targets the R2 component of ribonucleotide reductase, which is required for DNA synthesis and cell proliferation.  It has also been described as a malignant determinant that is elevated in a wide range of tumors, and through deregulation can cooperate with a variety of cellular cancer causing genes known as oncogenes to enhance tumor growth and metastatic potential. GTI-2040 showed significant antitumor activity against many different human tumors in preclinical studies.  In addition to the clinical trial in renal cell cancer described above, GTI-2040 is currently the subject of a Clinical Trials Agreement with the United States National Cancer Institute (NCI) under which GTI-2040 will be tested in combination chemotherapy in six different clinical trials.  All of these trials have been initiated.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies.  Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners.  Lorus currently has three products in human clinical trials with a pipeline of seven clinical trials in phase II clinical trial programs and one phase III registration clinical trial.  Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP.  Virulizin(R) is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated.  These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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